Exhibit 2
Unaudited Condensed Consolidated Interim Financial Statements of WPP plc
WPP plc
Unaudited condensed consolidated interim income statement
for the six months ended 30 June 2023 and 2022

	Notes	Six months ended 30 June 2023		Six months ended 30 June 2022
		£m		£m
Revenue	7	7,221.2		6,755.3
Costs of services	4	(6,157.0)		(5,708.1)
Gross profit		1,064.2		1,047.2
General and administrative costs	4	(758.1)		(508.5)
Operating profit		306.1		538.7
Earnings/(loss) from associates - after interest and tax	5	1.0		(63.8)
Profit before interest and taxation		307.1		474.9
Finance and investment income	6	102.4		55.5
Finance costs	6	(230.7)		(144.9)
Revaluation and retranslation of financial instruments	6	25.5		33.1
Profit before taxation		204.3		418.6
Taxation	8	(55.0)		(117.5)
Profit for the period		149.3		301.1

Attributable to:
Equity holders of the parent		112.0		257.9
Non-controlling interests		37.3		43.2
		149.3		301.1

Earnings per share
Basic earnings per ordinary share	10	10.5	p	23.1	p
Diluted earnings per ordinary share	10	10.3	p	22.7	p
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

WPP plc
Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2023 and 2022

	Six months ended 30 June 2023	Six months ended 30 June 2022
	£m	£m
Profit for the period	149.3	301.1
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(285.0)	459.7
Gain/(loss) on net investment hedges	77.8	(129.9)
Cash flow hedges:
Fair value (loss)/gain arising on hedging instruments	(23.8)	18.7
Less: gain/(loss) reclassified to profit or loss	24.4	(18.7)
Share of other comprehensive income of associates undertakings	—	30.7
	(206.6)	360.5
Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(3.8)	(5.2)
	(3.8)	(5.2)
Other comprehensive (loss)/income relating to the period	(210.4)	355.3
Total comprehensive (loss)/income relating to the period	(61.1)	656.4

Attributable to:
Equity holders of the parent	(76.0)	593.3
Non-controlling interests	14.9	63.1
	(61.1)	656.4
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

WPP plc
Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2023 and 2022

	Notes	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
		£m	£m
Net cash outflow from operating activities[1]	11	(444.1)	(1,132.5)
Investing activities
Acquisitions[1]	11	(197.9)	(81.0)
Disposals of investments and subsidiaries	11	10.3	29.2
Purchases of property, plant and equipment		(80.7)	(102.4)
Purchases of other intangible assets (including capitalised computer software)		(23.1)	(14.6)
Proceeds on disposal of property, plant and equipment		3.4	4.5
Net cash outflow from investing activities		(288.0)	(164.3)
Financing activities
Repayment of lease liabilities		(135.1)	(146.3)
Share option proceeds		0.7	1.1
Cash consideration for purchase of non-controlling interests	11	(16.0)	(6.2)
Share repurchases and buy-backs	11	(37.0)	(680.5)
Proceeds from borrowings and issue of bonds	11	1,044.5	247.2
Repayment of borrowings	11	(469.8)	(220.6)
Financing and share issue costs		(5.7)	—
Dividends paid to non-controlling interests in subsidiary undertakings		(61.2)	(37.2)
Net cash inflow/(outflow) from financing activities		320.4	(842.5)
Net decrease in cash and cash equivalents		(411.7)	(2,139.3)
Translation of cash and cash equivalents		(59.0)	88.0
Cash and cash equivalents at beginning of period		1,985.8	3,540.6
Cash and cash equivalents at end of period	12	1,515.1	1,489.3
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.
1Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities. See note 11.

WPP plc
Unaudited condensed consolidated interim balance sheet
as at 30 June 2023 and 31 December 2022

	Notes	30 June 2023	31 December 2022
		£m	£m
Non-current assets
Intangible assets:
Goodwill	13	8,296.8	8,453.4
Other		1,500.9	1,451.9
Property, plant and equipment		942.7	1,000.7
Right-of-use assets		1,454.2	1,528.5
Interests in associates and joint ventures		248.1	305.1
Other investments		332.9	369.8
Deferred tax assets		287.8	322.1
Corporate income tax recoverable		102.4	74.1
Trade and other receivables	14	156.8	218.6
		13,322.6	13,724.2
Current assets
Corporate income tax recoverable		110.8	107.1
Trade and other receivables	14	11,058.1	12,499.7
Cash and short-term deposits		1,962.6	2,491.5
		13,131.5	15,098.3
Current liabilities
Trade and other payables	15	(13,155.8)	(15,834.9)
Corporate income tax payable		(324.1)	(422.0)
Short-term lease liabilities		(298.2)	(282.4)
Bank overdrafts, bonds and bank loans		(1,092.9)	(1,169.0)
		(14,871.0)	(17,708.3)
Net current liabilities		(1,739.5)	(2,610.0)
Total assets less current liabilities		11,583.1	11,114.2
Non-current liabilities
Bonds and bank loans		(4,338.0)	(3,801.8)
Trade and other payables	16	(517.4)	(490.9)
Deferred tax liabilities		(339.1)	(350.8)
Provisions for post-employment benefits		(133.8)	(137.5)
Provisions for liabilities and charges		(283.8)	(244.6)
Long-term lease liabilities		(1,905.9)	(1,928.2)
		(7,518.0)	(6,953.8)
Net assets		4,065.1	4,160.4
Equity
Called-up share capital		114.1	114.1
Share premium account		576.6	575.9
Other reserves		104.9	285.2
Own shares		(1,012.9)	(1,054.1)
Retained earnings		3,854.5	3,759.7
Equity shareholders’ funds		3,637.2	3,680.8
Non-controlling interests		427.9	479.6
Total equity		4,065.1	4,160.4
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

WPP plc
Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2023 and 2022

	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2023	114.1	575.9	285.2	(1,054.1)	3,759.7	3,680.8	479.6	4,160.4
Ordinary shares issued	—	0.7	—	—	—	0.7	—	0.7
Share cancellations	—	—	—	—	—	—	—	—
Treasury shares used for share option schemes	—	—	—	55.2	(55.2)	—	—	—
Profit for the period	—	—	—	—	112.0	112.0	37.3	149.3
Foreign exchange differences on translation of foreign operations	—	—	(262.6)	—	—	(262.6)	(22.4)	(285.0)
Gain on net investment hedges	—	—	77.8	—	—	77.8	—	77.8
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(23.8)	—	—	(23.8)	—	(23.8)
Less: gain reclassified to profit or loss	—	—	24.4	—	—	24.4	—	24.4
Share of other comprehensive income of associates undertakings	—	—	—	—	—	—	—	—
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(3.8)	(3.8)	—	(3.8)
Other comprehensive loss	—	—	(184.2)	—	(3.8)	(188.0)	(22.4)	(210.4)
Total comprehensive (loss)/income	—	—	(184.2)	—	108.2	(76.0)	14.9	(61.1)
Dividends paid	—	—	—	—	—	—	(61.2)	(61.2)
Non-cash share-based incentive plans (including share options)	—	—	—	—	75.5	75.5	—	75.5
Tax adjustment on share-based payments	—	—	—	—	2.4	2.4	—	2.4
Net movement in own shares held by ESOP Trusts	—	—	—	(14.0)	(23.0)	(37.0)	—	(37.0)
Recognition/derecognition of liabilities in respect of put options	—	—	3.9	—	(1.8)	2.1	—	2.1
Acquisition and disposal of subsidiaries[2]	—	—	—	—	(11.3)	(11.3)	(5.4)	(16.7)
Balance at 30 June 2023	114.1	576.6	104.9	(1,012.9)	3,854.5	3,637.2	427.9	4,065.1

	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2022	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	—	1.1	—	—	—	1.1	—	1.1
Share cancellations	(6.2)	—	6.2	—	(637.3)	(637.3)	—	(637.3)
Treasury shares used for share option schemes	—	—	—	—	—	—	—	—
Profit for the period	—	—	—	—	257.9	257.9	43.2	301.1
Foreign exchange differences on translation of foreign operations	—	—	439.8	—	—	439.8	19.9	459.7
Loss on net investment hedges	—	—	(129.9)	—	—	(129.9)	—	(129.9)
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	18.7	—	—	18.7	—	18.7
Less: loss reclassified to profit or loss	—	—	(18.7)	—	—	(18.7)	—	(18.7)
Share of other comprehensive income of associates undertakings	—	—	24.0	—	6.7	30.7	—	30.7
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(5.2)	(5.2)	—	(5.2)
Other comprehensive income	—	—	333.9	—	1.5	335.4	19.9	355.3
Total comprehensive income	—	—	333.9	—	259.4	593.3	63.1	656.4
Dividends paid	—	—	—	—	—	—	(37.2)	(37.2)
Non-cash share-based incentive plans (including share options)	—	—	—	—	67.3	67.3	—	67.3
Tax adjustment on share-based payments	—	—	—	—	(15.2)	(15.2)	—	(15.2)
Net movement in own shares held by ESOP Trusts	—	—	—	28.8	(72.0)	(43.2)	—	(43.2)
Recognition/derecognition of liabilities in respect of put options	—	—	58.1	—	(47.3)	10.8	—	10.8
Share purchases – close period commitments[3]	—	—	211.7	—	—	211.7	—	211.7
Acquisition and disposal of subsidiaries[2]	—	—	—	—	(13.0)	(13.0)	—	(13.0)
Balance at 30 June 2022	116.2	575.8	274.0	(1,083.3)	3,909.2	3,791.9	478.5	4,270.4

Notes
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.
1Accumulated losses on existing equity investments held at fair value through other comprehensive income are £347.2 million at 30 June 2023 (31 December 2022: £343.4 million).
2Acquisition and disposal of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.
3During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.

Notes to the unaudited condensed consolidated interim financial statements
1. Basis of accounting
The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.
2. Accounting policies
The unaudited condensed consolidated interim financial statements comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out on pages F-3 to F-11 of the 2022 Annual Report on 20-F. No changes have been made to the Group’s accounting policies in the period ended 30 June 2023.
The Group does not consider that the amendments to standards adopted during the period have a significant impact on the financial statements.
The unaudited condensed consolidated interim financial statements were approved by the board of directors and authorized for issue on 4 August 2023.
3. Currency conversion
The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The period ended 30 June 2023 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.23 to the pound (period ended 30 June 2022: US$1.30) and €1.14 to the pound (period ended 30 June 2022: €1.19). The unaudited condensed consolidated interim balance sheet as at 30 June 2023 has been prepared using the exchange rates on that day of US$1.27 to the pound (31 December 2022: US$1.21) and €1.16 to the pound (31 December 2022: €1.13).
4. Costs of services and general and administrative costs

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Costs of services	6,157.0	5,708.1
General and administrative costs	758.1	508.5
	6,915.1	6,216.6
Costs of services and general and administrative costs include:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Staff costs	4,141.5	3,930.7
Establishment costs	272.1	262.8
Media pass-through costs	1,022.8	1,016.7
Other costs of services and general and administrative costs[1]	1,478.7	1,006.4
	6,915.1	6,216.6
Note
1Other costs of services and general and administrative costs include £387.2 million (period ended 30 June 2022: £229.1 million) of other pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements (continued)
4. Costs of services and general and administrative costs (continued)
Staff costs include:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Wages and salaries	2,944.0	2,718.5
Cash-based incentive plans	91.7	93.5
Share-based incentive plans	75.5	67.3
Severance	40.1	17.4
Other staff costs	990.2	1,034.0
	4,141.5	3,930.7
Other costs of services and general and administrative costs include:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Amortisation and impairment of acquired intangible assets	36.6	31.5
Goodwill impairment	52.9	—
Investment and other impairment charges	11.0	—
Losses on disposals of investments and subsidiaries	2.9	48.1
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(60.4)
Restructuring and transformation costs	86.8	81.2
Property related costs	180.0	—
Litigation settlement	(10.0)	—
Amortisation and impairment of acquired intangible assets of £36.6 million (2022: £31.5 million) includes an impairment charge in the year of £1.7 million (2022: £1.3 million) in regard to certain brand names that are no longer in use.
The goodwill impairment charge of £52.9 million in the period ended 30 June 2023 (2022: £nil) relates to two businesses in the Group where the current, local economic conditions and trading circumstances are sufficiently severe to indicate impairment to the carrying value.
Investment and other impairment charges of £11.0 million (2022: £nil) relate to the same macro-economic factors noted above.
Losses on disposal of investments and subsidiaries of £2.9 million in the period ended 30 June 2023 (2022: £48.1 million) mainly relates to a disposal of the Group's investment in Astus Australia, which completed in May 2023. The prior period primarily includes a loss of £65.1 million on the divestment of the Group's Russian interests which completed in May 2022.
In the prior period, gains on remeasurement of equity interests arising from a change in scope of ownership of £60.4 million comprises a gain in relation to the reclassification of the Group’s interest in Imagina in Spain from interests in associates to other investments. There were no remeasurements of equity interest in the period ended 30 June 2023.
Restructuring and transformation costs of £86.8 million (2022: £81.2 million) include £53.9 million (2022: £59.5 million) in relation to the Group's IT transformation programme. It includes costs of £23.8 million (2022: £46.3 million) in relation to the rollout of new ERP systems in order to drive efficiency and collaboration throughout the Group and £15.2 million (2022: £nil) incurred related to a transition programme to move to a multi vendor environment. Included within restructuring and transformation costs is £7.0 million (2022: £5.9 million) of ongoing property costs, related to impairments the Group recognised in response to the COVID-19 pandemic. The remaining £25.9 million (2022: £15.8 million) relates to the continuing restructuring plan. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high-cost severance markets and simplify operational structures.

Notes to the unaudited condensed consolidated interim financial statements (continued)
4. Costs of services and general and administrative costs (continued)
Property related costs of £180.0 million (2022: £nil) have been incurred related to a review of the Group’s property requirements, following the stabilisation of return-to-work practices post the COVID-19 pandemic and campus strategy. This identified a number of properties that are surplus to requirements and opportunities to further consolidate Agencies within the existing Campus portfolio.
£10.0 million (2022: £nil) has been received by the Group related to a previous litigation matter that settled in the period.
5. Earnings/(loss) from associates - after interest and tax
Earnings/(loss) from associates - after interest and tax for the period ended 30 June 2023 was £1.0 million (2022: loss of £63.8 million). In 2022 this includes £46.7 million of amortisation and impairment of acquired intangible assets, and £24.8 million of restructuring and one-off transaction costs within Kantar.
6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Finance and investment income includes:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Income from equity investments	3.4	20.1
Interest income	99.0	35.4
	102.4	55.5
Finance costs include:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Interest payable and similar charges[1]	180.2	98.9
Interest expense related to lease liabilities	50.5	46.0
	230.7	144.9
Note
1Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
Revaluation and retranslation of financial instruments include:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Movements in fair value of treasury instruments	4.4	1.9
Revaluation of investments held at fair value through profit or loss	(24.2)	9.0
Revaluation of put options over non-controlling interests	7.1	19.6
Revaluation of payments due to vendors (earnout agreements)	25.7	(1.1)
Retranslation of financial instruments	12.5	3.7
	25.5	33.1

Notes to the unaudited condensed consolidated interim financial statements (continued)
7. Segmental analysis
Substantially all of the Group's revenue is from contracts with customers. Reported contributions by reportable segments were as follows:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Revenue[1,2]
Global Integrated Agencies	6,107.0	5,698.8
Public Relations	618.0	574.6
Specialist Agencies	496.2	481.9
	7,221.2	6,755.3
Revenue less pass-through costs[1,3]
Global Integrated Agencies	4,781.6	4,536.0
Public Relations	584.4	547.6
Specialist Agencies	445.2	425.9

Headline operating profit[1,4]
Global Integrated Agencies	540.5	507.0
Public Relations	87.5	83.5
Specialist Agencies	38.3	48.6
	666.3	639.1
Notes
1Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Public Relations.
2Intersegment sales have not been separately disclosed as they are not material.
3Revenue less pass-through costs is revenue less media, and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 for more details of the pass-through costs.
4A reconciliation from reported profit before taxation to headline operating profit is provided in note 20.

Notes to the unaudited condensed consolidated interim financial statements (continued)
7. Segmental analysis (continued)
Reported contributions by geographical area were as follows:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Revenue[1]
North America[2]	2,744.0	2,586.5
United Kingdom	1,064.6	956.1
Western Continental Europe	1,477.1	1,352.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,935.5	1,860.7
	7,221.2	6,755.3
Revenue less pass-through costs[3]
North America[2]	2,284.6	2,188.9
United Kingdom	796.2	737.0
Western Continental Europe	1,178.7	1,086.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,551.7	1,497.5

Headline operating profit[4]
North America[2]	287.1	299.7
United Kingdom	97.8	67.3
Western Continental Europe	111.1	98.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	170.3	173.4
	666.3	639.1
Notes
1Intersegment sales have not been separately disclosed as they are not material.
2North America includes the United States with revenue of £2,578.7 million (2022: £2,440.9 million), revenue less pass-through costs of £2,144.2 million (2022: £2,052.1 million) and headline operating profit of £268.1 million (2022: £280.9 million).
3Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 for more details of the pass-through costs.
4A reconciliation from reported profit before taxation to headline operating profit is provided in note 20.
8. Taxation
The tax charge for the Group is calculated in accordance with IAS 34, by applying management's best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings to the profit for the six month period ended 30 June 2023. This is then adjusted for certain discrete items which occurred in the interim period.
The tax rate on profit before tax was 26.9% (2022: 28.1%).
The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructuring, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.
Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.
9. Ordinary dividends
The Board has recommended an interim dividend of 15.0p (2022: 15.0p) per ordinary share. This is expected to be paid on 3 November 2023 to shareholders on the register at 13 October 2023. The Board recommended a final dividend of 24.4p per ordinary share in respect of 2022. This was paid on 7 July 2023.

Notes to the unaudited condensed consolidated interim financial statements (continued)
10. Earnings per share
Basic EPS
The calculation of basic EPS is as follows:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
Earnings[1] (£ million)	112.0	257.9
Weighted average shares used in basic EPS calculation (million)	1,071.2	1,115.2
EPS	10.5p	23.1p
Note
1Earnings is equivalent to profit for the period attributable to equity holders of the parent.
Diluted EPS
The calculation of diluted EPS is as follows:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
Diluted earnings[1] (£ million)	112.0	257.9
Weighted average shares used in diluted EPS calculation (million)	1,090.8	1,137.8
Diluted EPS	10.3p	22.7p
Note
1Diluted earnings is equivalent to profit for the period attributable to equity holders of the parent.
A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	m	m
Weighted average shares used in basic EPS calculation	1,071.2	1,115.2
Dilutive share options outstanding	0.8	1.4
Other potentially issuable shares	18.8	21.2
Weighted average shares used in diluted EPS calculation	1,090.8	1,137.8
At 30 June 2023 there were 1,141,513,196 (30 June 2022: 1,162,563,018) ordinary shares in issue, including treasury shares of 66,675,497 (30 June 2022: 70,489,953).

Notes to the unaudited condensed consolidated interim financial statements (continued)
11. Analysis of cash flows
The following tables analyse the items included within the main cash flow headings on page 3:
Net cash outflow from operating activities:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Profit for the period	149.3	301.1
Taxation	55.0	117.5
Revaluation and retranslation of financial instruments	(25.5)	(33.1)
Finance costs	230.7	144.9
Finance and investment income	(102.4)	(55.5)
(Earnings)/loss from associates - after interest and tax	(1.0)	63.8
Adjustments for:
Non-cash share-based incentive plans (including share options)	75.5	67.3
Depreciation of property, plant and equipment	83.7	79.9
Depreciation of right-of-use assets	129.3	129.9
Impairment charges included within adjusting items[1]	140.4	8.1
Goodwill impairment	52.9	—
Amortisation and impairment of acquired intangible assets	36.6	31.5
Amortisation of other intangible assets	9.0	13.6
Investment and other impairment charges	11.0	—
Losses on disposal of investments and subsidiaries	2.9	48.1
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(60.4)
Gains on sale of property, plant and equipment	(0.5)	(1.1)
Movements in trade working capital[2,3]	(521.9)	(1,015.3)
Movements in other working capital and provisions[4]	(522.7)	(725.9)
Corporation and overseas tax paid	(171.3)	(162.7)
Interest and similar charges paid	(155.9)	(86.8)
Interest paid on lease liabilities	(48.8)	(44.1)
Interest received	108.5	26.9
Investment income	3.4	20.1
Dividends from associates	18.9	21.4
Earnout payments recognised in operating activities[5]	(1.2)	(21.7)
Net cash outflow from operating activities	(444.1)	(1,132.5)
Notes
1Impairment charges included within restructuring costs includes impairments for right-of-use assets and property, plant and equipment.
2Trade working capital represents trade receivables, work in progress, accrued income, trade payables, and deferred income.
3The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.
4Other working capital represents other receivables and other payables.
5Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities.

Notes to the unaudited condensed consolidated interim financial statements (continued)
11. Analysis of cash flows (continued)
Acquisitions and disposals:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Initial cash consideration	(202.0)	(35.0)
Cash and cash equivalents acquired	23.0	0.7
Earnout payments[1]	(11.2)	(41.6)
Purchase of other investments (including associates)	(7.7)	(5.1)
Acquisitions	(197.9)	(81.0)
Proceeds on disposal of investments and subsidiaries[2]	10.5	41.7
Cash and cash equivalents disposed	(0.2)	(12.5)
Disposals of investments and subsidiaries	10.3	29.2
Cash consideration for purchase of non-controlling interests	(16.0)	(6.2)
Cash consideration for non-controlling interests	(16.0)	(6.2)
Net acquisition payments and disposal proceeds	(203.6)	(58.0)
Notes
1Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior period excess amounts were recorded as investing activities and have been re-presented as operating activities.
2Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.
Share repurchases and buybacks:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Purchase of own shares by ESOP Trusts	(37.0)	(43.2)
Shares purchased into treasury	—	(637.3)
	(37.0)	(680.5)
Proceeds from borrowings:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Proceeds from €750 million bonds	644.5	—
Draw down from revolving credit facility	400.0	—
Increase in drawings on bank loans	—	247.2
	1,044.5	247.2
Repayments of borrowings:

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Repayment of bank loans	—	(11.3)
Repayment of revolving credit facility	(400.0)	—
Repayment of debt assumed on acquisition	(69.8)	—
Repayment of €250 million bonds	—	(209.3)
	(469.8)	(220.6)

Notes to the unaudited condensed consolidated interim financial statements (continued)
12. Cash and cash equivalents and debt financing

	30 June 2023	31 December 2022
	£m	£m
Cash at bank and in hand	1,682.8	2,271.6
Short-term bank deposits	279.8	219.9
Overdrafts[1]	(447.5)	(505.7)
Cash and cash equivalents	1,515.1	1,985.8
Note
1    Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.
The Group estimates that the fair value of corporate bonds is £4,565.0 million at 30 June 2023 (31 December 2022: £4,049.1 million). The Group considers that the carrying amount of bank loans approximates their fair value.
The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

	30 June 2023	31 December 2022
	£m	£m
Within one year	(779.7)	(791.6)
Between one and two years	(1,129.2)	(724.3)
Between two and three years	(99.1)	(524.2)
Between three and four years	(1,376.0)	(740.3)
Between four and five years	(711.6)	(719.9)
Over five years	(1,904.9)	(1,963.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,000.5)	(5,464.0)
Short-term overdrafts – within one year	(447.5)	(505.7)
Future anticipated cash flows	(6,448.0)	(5,969.7)
Effect of discounting/financing rates	1,017.1	998.9
Debt financing	(5,430.9)	(4,970.8)
13. Goodwill and acquisitions
Goodwill in relation to subsidiary undertakings decreased by £156.6 million in the period. This movement primarily relates to the impact of currency translation of £320.8 million and impairment charges of £52.9 million. This is offset by the recognition of goodwill and fair value adjustments arising from M&A activity in the current and prior year of £217.1 million.
The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period ended 30 June 2023 or between 30 June 2023 and the date the interim financial statements were approved.

Notes to the unaudited condensed consolidated interim financial statements (continued)
14. Trade and other receivables
Amounts falling due within one year:

	30 June 2023	31 December 2022
	£m	£m
Trade receivables (net of loss allowance)	6,167.8	7,403.9
Work in progress	292.7	352.4
VAT and sales taxes recoverable	425.5	448.1
Prepayments	305.7	236.6
Accrued income	3,193.4	3,468.3
Fair value of derivatives	2.4	5.1
Other debtors	670.6	585.3
	11,058.1	12,499.7
Amounts falling due after more than one year:

	30 June 2023	31 December 2022
	£m	£m
Prepayments	2.2	3.9
Fair value of derivatives	15.3	0.6
Other debtors	139.3	214.1
	156.8	218.6
The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.
Other debtors falling due after more than one year for 30 June 2023 includes £16.0 million (31 December 2022: £15.4 million) in relation to pension plans in surplus.
Impairment losses on work in progress, accrued income and other debtors were immaterial for the periods presented.
The Group considers that the carrying amount of trade and other receivables approximates their fair value.
A bad debt credit of £5.4 million (period ended 30 June 2022: expense of £11.5 million) on the Group’s trade receivables in the period is a result of the decrease in expected credit losses since 31 December 2022. The loss allowance is equivalent to 0.8% (31 December 2022: 1.0%) of gross trade receivables.

15. Trade and other payables: amounts falling due within one year

	30 June 2023	31 December 2022
	£m	£m
Trade payables	9,351.1	11,182.3
Deferred income	1,310.5	1,599.0
Payments due to vendors (earnout agreements)	73.3	62.0
Liabilities in respect of put option agreements with vendors	14.9	18.8
Fair value of derivatives	40.2	58.0
Other creditors and accruals	2,365.8	2,914.8
	13,155.8	15,834.9
The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)
16. Trade and other payables: amounts falling due after more than one year

	30 June 2023	31 December 2022
	£m	£m
Payments due to vendors (earnout agreements)	114.6	98.1
Liabilities in respect of put option agreements with vendors	305.9	323.3
Fair value of derivatives	12.6	—
Other creditors and accruals	84.3	69.5
	517.4	490.9
The Group considers that the carrying amount of trade and other payables approximates their fair value.
The following table sets out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	30 June 2023	31 December 2022
	£m	£m
Within one year	73.3	62.0
Between 1 and 2 years	37.8	19.5
Between 2 and 3 years	34.8	27.6
Between 3 and 4 years	28.8	28.6
Between 4 and 5 years	13.2	22.4
	187.9	160.1
The Group’s approach to payments due to vendors is outlined in note 19.
The Group does not consider there to be any material contingent liabilities as at 30 June 2023.
17. Related party transactions
The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.
In the period ended 30 June 2023, revenue of £111.8 million (period ended 30 June 2022: £82.7 million) was reported in relation to Compas, an associate in the USA, and revenue of £6.6 million (period ended 30 June 2022: £7.4 million) was reported in relation to Kantar. All other transactions in the periods presented were immaterial.
The following amounts were outstanding at 30 June 2023:

	30 June 2023	31 December 2022
	£m	£m
Amounts owed by related parties
Kantar	24.7	26.1
Other	50.5	62.4
	75.2	88.5
Amounts owed to related parties
Kantar	(7.4)	(10.5)
Other	(55.2)	(65.2)
	(62.6)	(75.7)

Notes to the unaudited condensed consolidated interim financial statements (continued)
18. Going concern and liquidity risk
In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Group modelled a range of revenue less pass-through costs compared with the year ended 31 December 2022 and a number of mitigating cost actions that are available to the Group. Considering the Group’s bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 18% in 2023 and up to 12% in 2024 compared to the corresponding prior periods. The likelihood of such a decline is considered remote. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.
Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.
19. Financial instruments
The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

	Level 1	Level 2	Level 3
	£m	£m	£m
30 June 2023
Derivatives in designated hedge relationships
Derivative assets	—	14.8	—
Derivative liabilities	—	(51.0)	—
Held at fair value through profit or loss
Other investments	0.4	—	257.5
Derivative assets	—	2.9	—
Derivative liabilities	—	(1.8)	—
Payments due to vendors (earnout agreements)	—	—	(187.9)
Liabilities in respect of put options	—	—	(320.8)
Held at fair value through other comprehensive income
Other investments	7.2	—	67.8
Reconciliation of level 3 fair value measurements:

	Payments due to vendors (earnout agreements)	Liabilities in respect of put options	Other investments
	£m	£m	£m
1 January 2023	(160.1)	(342.1)	358.5
Gains/(losses) recognised in the income statement	25.7	7.1	(24.7)
Gains recognised in other comprehensive income	—	—	0.1
Additions	(66.7)	(2.4)	1.8
Disposals	—	—	(10.4)
Cancellations	—	2.8	—
Settlements	12.4	1.8	—
Exchange adjustments	0.8	12.0	—
30 June 2023	(187.9)	(320.8)	325.3

Notes to the unaudited condensed consolidated interim financial statements (continued)
19. Financial instruments (continued)
The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.
Payments due to vendors and liabilities in respect of put options
Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.
At 30 June 2023, the weighted average growth rate in estimating future financial performance was 11.6%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The weighted average risk adjusted discount rate applied to these obligations at 30 June 2023 was approximately 7.4%.
A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.6 million and £8.3 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £6.3 million and £6.5 million, respectively. An increase in the liability would result in a loss in the revaluation and retranslation of financial instruments (note 6), while a decrease would result in a gain.
Other investments
The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, the share of fund net asset value and discounted cash flows. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.
20. Reconciliation of profit before taxation to headline operating profit

	Six Months Ended 30 June 2023	Six Months Ended 30 June 2022
	£m	£m
Profit before taxation	204.3	418.6
Finance and investment income	102.4	55.5
Finance costs	(230.7)	(144.9)
Revaluation and retranslation of financial instruments	25.5	33.1
Profit before interest and taxation	307.1	474.9
(Earnings)/loss from associates - after interest and tax	(1.0)	63.8
Operating profit	306.1	538.7
Goodwill impairment	52.9	—
Amortisation and impairment of acquired intangible assets	36.6	31.5
Investment and other impairment charges	11.0	—
Restructuring and transformation costs	86.8	81.2
Property related costs	180.0	—
Losses on disposal of investments and subsidiaries	2.9	48.1
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(60.4)
Litigation settlement	(10.0)	—
Headline operating profit	666.3	639.1
Headline operating profit is one of the metrics that management uses to assess the performance of the business. Reconciling items in the above table are components of operating profit, which are included in note 4.